Exhibit 3(ii)

SECTION 4. FORUM SELECTION. Unless the Corporation consents in writing to the selection of an alternative forum, the courts of the State of Michigan located in Washtenaw County and the United States District Court for the Eastern District of Michigan shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Michigan Business Corporation Act, the Corporation’s Articles of Incorporation or Bylaws, or (iv) any action asserting a claim otherwise governed by the internal affairs doctrine.